Exhibit (a)(5)(xvii)
NCI Building Systems Completes Recapitalization Transaction with
Clayton, Dubilier & Rice Fund
— Closes $250 Million Equity Investment —
— Completes Exchange Offer for Convertible Notes —
— Reduces Debt by $323 Million —
— Gains Resources to Support Future Growth —
HOUSTON, Oct. 20 /PRNewswire-FirstCall/ — NCI Building Systems, Inc. (NYSE: NCS) and Clayton, Dubilier & Rice, Inc. today announced the completion of the previously-announced $250 million equity investment in the Company by CD&R-managed funds. The CD&R-managed funds acquired newly issued preferred stock resulting in an ownership position in the Company of approximately 68.5% on an as-converted basis.
Simultaneous with the closing of the CD&R investment, NCI:
•	Completed its exchange offer to acquire its existing convertible notes in exchange for a combination of $500 in cash and 390 shares of NCI common stock for each $1,000 of convertible notes tendered and not withdrawn, with approximately 99.9% of the outstanding convertible notes tendered and not withdrawn as of the expiration of the offer and subsequently accepted by the Company;

•	Refinanced its existing term loan by repaying approximately $143 million and modified the terms and maturity of the remaining $150 million of debt; and

•	Entered into a $125 million asset-based revolving credit facility, which was undrawn at closing.
“We have gained the resources to ride out the economic downturn and re-start our growth strategy,” said Norman C. Chambers, Chairman, President and Chief Executive Officer. “NCI now has a stronger balance sheet, which will provide us with significant resources to deal with challenging business conditions, and the financial flexibility to respond to and support market-driven growth initiatives. Additionally, cost reduction programs implemented over the past 12 months have better aligned our manufacturing infrastructure with anticipated demand.”
With the refinancing complete, NCI plans to move ahead with its strategic plan, which includes building market share through:
•	Greater investments in technology and systems to support its builder network, while reducing costs and delivery times;

•	Continued emphasis on developing new products and expanding end markets; and

•	Selective acquisitions.
“CD&R is widely respected as a long-term investor and business builder and brings both financial and operating resources to NCI,” Mr. Chambers said. “This significant investment is a strong endorsement of our business, growth strategy and our future prospects.”
Nathan K. Sleeper, the CD&R partner who led the transaction for the CD&R Fund, stated, “NCI has a very attractive business model and is one with which our firm has a great deal of prior experience. The Company is a clear market leader serving a broad customer base within the nonresidential construction market. NCI’s leading brand position among builders, combined with its unique manufacturing and distribution system, gives the Company a very strong competitive position. We look forward to working closely with the NCI management team to build long-term value for the Company’s customers, employees and shareholders.”
In connection with the completion of the transaction, NCI’s Board of Directors will be reconfigured. Among other changes, as previously-reported, Mr. Sleeper will join the Board and James G. Berges, a CD&R Operating Partner, will be designated Chairman of the Executive Committee. Other directors are expected to be added in the near future. In addition, the Board will have at least two independent directors not appointed by or affiliated with the CD&R Fund. Mr. Chambers will remain Chairman, President and CEO.
Greenhill & Co acted as financial advisor and Wachtell, Lipton, Rosen & Katz acted as legal advisor to NCI Building Systems. Sagent Advisors Inc. acted as financial advisor and Debevoise & Plimpton LLP acted as legal advisor to the CD&R Fund.
Additional terms and information with respect to this transaction will be included in a Form 8-K to be filed by NCI Building Systems, Inc.
NCI Building Systems, Inc. is one of North America’s largest integrated manufacturers of metal products for the nonresidential building industry. NCI is comprised of a family of companies operating manufacturing facilities across the United States and Mexico, with additional sales and distribution offices throughout the United States and Canada.
Clayton, Dubilier & Rice, Inc. is a private equity firm with an investment strategy predicated on producing superior financial returns through building stronger, more profitable businesses. The Firm’s professionals include a combination of financial and operating executives. Since inception, CD&R has managed the investment of more than $12 billion in 43 U.S. and European businesses representing a broad range of industries with an aggregate transaction value of approximately $70 billion and revenues of nearly $100 billion. The Firm based in New York and London, recently announced an agreement to acquire a 46 percent equity interest in JohnsonDiversey, Inc. as part of a broader recapitalization transaction valued at $2.6 billion. www.cdr-inc.com.
CONTACT: Investors, Lynn Morgen or Betsy Brod, both of MBS Value Partners, +1-212-750-5800; or Media, Terry Rooney of Rooney & Associates Communications, +1-212-223-0689, all for NCI Building Systems